RECONVERSION TECHNOLOGIES, INC.



                              FILING  TYPE:     SC  13D
                              DESCRIPTION:     GENERAL  STATEMENT  OF
                                               BENEFICIAL  OWNERSHIP
                              FILING  DATE:     MARCH  20,  2000
                              PERIOD  END:     N/A


                              PRIMARY  EXCHANGE:     OTC  BULLETIN  BOARD
                              TICKER:     RETK  Q



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                                TABLE OF CONTENTS
                                     SC 13D

NAME OF REPORTING PERSON------------------------------------------ 2

EX-1
EX-2
EX-3
EX-4
EX-5


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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         RECONVERSION TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name  of  Issuer)

                     Common  Stock,  $.0001  per  share  par  value
--------------------------------------------------------------------------------
                         (Title  of  Class  of  Securities)

                                   756246  20  3
             -------------------------------------------------------
                                 (CUSIP  Number)

                             Robert Lamy, President
                         Reconversion Technologies, Inc.
                        2 Hendersonville Road, Suite 610
                         Ashville, North Carolina 28803
                                 (918) 492-2110


--------------------------------------------------------------------------------
            (Name,  Address  and  Telephone  Number  of  Person  Authorized
                     to  Receive  Notices  and  Communications)

                                 March  10,  2000
             -------------------------------------------------------
             (Date  of  Event  which  Requires  Filing  of  this  Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D


CUSIP  NO.  756246  20  3
          ----------------                                  -----    -----

--------------------------------------------------------------------------------
  1  NAME  OF  REPORTING  PERSON    Robert  Lamy

     S.S.  OR  IRS.  IDENTIFICATION  NO.  OF  ABOVE  PERSON   ###-##-####

--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3  SEC  USE  ONLY

--------------------------------------------------------------------------------
  4  SOURCE  OF  FUNDS*

     Not  Applicable
--------------------------------------------------------------------------------
  5  CHECK  BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            [ ]

--------------------------------------------------------------------------------

  6  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

     New  York
--------------------------------------------------------------------------------
                   7    SOLE  VOTING  POWER

                        -0-
                   -------------------------------------------------------------
     NUMBER  OF     8    SHARED  VOTING  POWER
      SHARES
   BENEFICIALLY         4,051,000
     OWNED BY      -------------------------------------------------------------
       EACH        9    SOLE  DISPOSITIVE  POWER
     REPORTING
      PERSON            4,051,000
       WITH        -------------------------------------------------------------
                   10   SHARED  DISPOSITIVE  POWER

                        -0-
--------------------------------------------------------------------------------
  11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

      4,051,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

      13.5%
--------------------------------------------------------------------------------
  14  TYPE  OF  REPORTING  PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                                  SCHEDULE 13D

Item  1.  Security  and  Issuer.

         This Schedule 13D relates to the common stock, par value $.0001, CUSIP No. 756246 20 3 (the "Common Stock"), of Reconversion Technologies, Inc., a Delaware corporation (the "Issuer"), having its principal executive offices at 2 Hendersonville Road, Suite 610, Ashville, North Carolina 28803.

Item  2.  Identity  and  Background.

         This Schedule 13D is filed by and on behalf of Robert Lamy (the "Filing Person"). Robert Lamy resides at 8 Beatrice Cove, Fairport, New York 14450, is a citizen of the State of New York and is the President of Issuer.

         During the last five years, the Filing Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item  3.  Source  and  Amount  of  Funds  or  Other  Consideration.

         Robert Lamy received 1,126,000 shares of the Issuer's securities in an exchange pursuant to an Agreement and Plan of Reorganization ("eStore Agreement"), executed March 10, 2000, by among Issuer and the shareholders of eStoreFronts.net Corp., including Robert Lamy. Robert Lamy received the remaining 2,925,000 of the Issuer's securities, in an exchange pursuant to an Agreement and Plan of Reorganization ("Logisoft Agreement"), executed on March 10, 2000 by and among Issuer, Retek Merger Corp., a wholly-owned subsidiary of Issuer, Logisoft Corp. and the shareholders of Logisoft, including Robert Lamy. No funds were used by Robert Lamy for either exchange. However he exchanged all of his shares outstanding in Logisoft Corp. and eStoreFronts.net Corp. for the Issuer's securities.

Item  4.  Purpose  of  Transaction.

         The  Issuer's  Common  Stock  has  been acquired solely for investment.

         (a) On March 9, 2000 Issuer issued 5,500,000 shares of common stock to certain investors in the Issuer pursuant to certain Stock Purchase Agreements, for an aggregate purchase price of $5,500,000. On March 10, 2000 Issuer issued an aggregate of 4,000,000 shares of Common Stock to the shareholders of eStoreFronts.net Corp. pursuant to the eStore Agreement and an aggregate of 7,500,000 shares of Common Stock to the shareholders Logisoft Corp. pursuant to the Logisoft Agreement.

         (b) On March 10, 2000 Issuer completed the acquisition of Logisoft Corp. pursuant to the Logisoft Agreement and eStoreFronts.net Corp. pursuant to the eStore Agreement. Logisoft Corp. and eStoreFront.net Corp. will be operated as a subsidiaries of Issuer.

         (c) On March 9, 2000 Issuer completed the sale of its ownership of Keystone Laboratories, Inc. ("Keystone") pursuant to a Stock Purchase Agreement between Issuer and Joel Holt, pursuant to which Joel Holt purchased all of Issuer's shares of Keystone for a promissory note in the amount of $720,000.

         (d) Effective March 9, 2000, W. Leo Morris, Clark Bundren, Robert Garner and John Sams resigned from the Board of Directors of Issuer. On March 10, 2000 Joel Holt, the sole Director of Issuer, appointed Robert Lamy, Gene Divine and Alan Kleinmaier to fill the vacancies on the Board.
Further, Mr. Holt appointed Robert Lamy to the office of President. Effective March 10, 2000, Joel Holt resigned as President and Director of Issuer. Effective March 11, 2000, Scott Fox was appointed Vice President of Marketing.

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         (e)      On  March  9, 2000, Issuer completed and received a $5,500,000 equity  funding.

         (f)      Not  applicable.

         (g)      Not  applicable.

         (h)      Not  applicable.

         (i)      Not  applicable.

         (j)      Not  applicable.

Item  5.  Interest  in  Securities  of  The  Issuer.

         (a) Robert Lamy owns 4,051,000 shares, approximately 13.5% of the Issuer's outstanding Common Stock. As of March 10, 2000, there were 29,962,553 shares of Issuer's Common Stock outstanding.

         (b) The Filing Person maintains sole power to dispose or to direct the disposition of his outstanding shares. The Filing Person shares power to vote or direct the vote of his outstanding shares pursuant to a Voting Agreement, dated March 10, 2000, with William Lamy and Robert Ballard (together with the Filing Person and William Lamy, the "Purchasers") and Michael Pruitt, Bruce Goldfarb, Darin Road, Ltd., Michael Cimino, Corsica Marketing and Aurnel Financial Group (together with Pruitt, Goldfarb, Darin Road, Cimino and Corsica, the "Shareholders"), pursuant to which the Purchasers agreed, for a term of two
(2) years or the date on which none of the Purchasers owns any stock in the Issuer, whichever is earlier, to vote in favor of the two (2) choices for Directors of the Issuer nominated by the Shareholders and vice versa.

         (c) Other than as set forth in this Schedule 13D, no other transactions by the Filing Person with respect to the Common Stock of the Issuer were effected during the past 60 days.

         (d)      Not  applicable.

         (e)      Not  applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See  Item  5(b).
         ---


Item  7.  Material  to  Be  Filed  as  Exhibits.

         The  Filing  Persons  file  as  exhibits  the  following:

         Exhibit 1: Agreement and Plan of Reorganization, executed on March 10, 2000, by and among Issuer, Retek Merger Corp., a wholly-owned subsidiary of Issuer, Logisoft Corp. and the shareholders of Logisoft.

         Exhibit 2: Agreement and Plan of Reorganization, executed on March 10, 2000, by and among Issuer and the shareholders of eStoreFronts.net Corp.

         Exhibit 3: Voting Agreement, executed on March 10, 2000, by and among Robert Lamy, William Lamy, Robert Ballard, Michael Pruitt, Bruce Goldfarb, Darin Road, Ltd., Michael Cimino, Corsica Marketing and Aurnel Financial Group.

         Exhibit 4: Stock Purchase Agreement, dated March 9, 2000 between Issuer and Joel Holt.

         Exhibit 5: Stock Purchase Agreements, each dated March 9, 2000 between Issuer and certain investors. As of the date of this filing, Issuer has attempted, but has been unable to obtain copies of these Stock Purchase Agreements. Issuer will continue its efforts to obtain copies and will file the Agreements promptly upon its receipt of same.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March  17,  2000                   /s/  ROBERT  LAMY
                                        -------------------------------------

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